United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

May 2013

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒  Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐  No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐  No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release
Signature Page

LISTED COMPANY

CORPORATE TAX CODE (CNPJ) # 33,592,510/0001-54

BOARD OF TRADE REGISTRATION (NIRE) # 33,300,019,766

EXCERPT OF THE MINUTES OF THE

ORDINARY BOARD OF DIRECTORS MEETING OF VALE S.A.

On May 24, 2013, at 1:00pm, met, ordinarily, at Vale Canada Limited head office, at 200 Bay Street, Royal Bank Plaza, Suite 1600, South Tower, Toronto, Canada, Messrs. Dan Conrado — Chairman, Nelson Henrique Barbosa Filho, Robson Rocha, Marcel Juviniano Barros, Renato da Cruz Gomes, João Batista Cavaglieri and José Mauro Mettrau Carneiro da Cunha, and the alternates Messrs. Luiz Maurício Leuzinger and Eduardo de Oliveira Rodrigues Filho. Present, also, Mr. Clovis Torres, as Secretary. Therefore, the Board of Directors has unanimously resolved upon the following: “APPOINTMENT OF MEMBER OF THE BOARD OF DIRECTORS — The Board of Directors approved the nomination of Mr. HIDEHIRO TAKAHASHI, Japanese, married, economist, bearer of the passport # TZ0441533, resident and domiciled at 2-15-7-310, Sakurashinmachi, Setagaya-ku, Tokyo, Japan, as alternate of Mr. Fuminobu Kawashima at the Vale Board of Directors, in replacement of. Hajime Tonoki. The Director appointed herein, whose term shall last until the first General Shareholders Meeting to be held (i) declared to be free and clear to serve in such position according to article 147 of the Brazilian Corporate Law (Law # 6.404/1976); and (ii) designated Mr. Isao Funaki, Japanese, married, bearer of the identity card RNE # V301898-L, enrolled at Brazilian Taxpayer Registry (CPF/MF) under #829.540.970-00, resident and domiciled at Rua Almirante Guilhem, 421, Bloco 2, apto. 303, in the City of Rio de Janeiro, RJ, for the provisions established at Article 146, § 2, of the Brazilian Corporate Law (Law # 6.404/1976). The Board of Directors expressed its gratitude to Mr. Hajime Tonoki for the services rendered to the company.”. I hereby attest that the deliberations above were excerpted from the Minutes taken from the Registry of the Minutes of the Board of Directors Meetings of the Company.

Rio de Janeiro, May 27, 2013.

Clovis Torres

Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Roberto Castello Branco
Date: May 27, 2013		Roberto Castello Branco
Director of Investor Relations